Exhibit 99.2

GRAVITY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors of

Gravity Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of Gravity Co., Ltd (“the Company”), which comprise the separate statement of financial position as of December 31, 2019, the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the separate financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2019, and its separate financial performance and its separate cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matters

The separate financial statements of the Company as of and for the year ended December 31, 2018 were audited by another auditor who expressed an unmodified opinion on those statements on March 25, 2019.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

∙

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

∙

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

∙	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
∙

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

∙

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 24, 2020

This report is effective as of March 24, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2019 and 2018

(In thousands of won)	Notes		December 31, 2019	December 31, 2018

Assets
Current assets
Cash and cash equivalents	5,6,22	~~W~~	40,088,250	46,598,874
Short-term financial instruments	6,22		39,500,000	9,500,000
Accounts receivables, net	6,7,14,22		17,977,026	24,659,595
Other receivables, net	6,7		1,162,439	469,710
Prepaid expenses	14		779,693	618,219
Other current assets	6,22		1,374,235	1,539,476
			100,881,643	83,385,874
Non-current assets
Investments in subsidiaries	8		12,393,218	9,464,638
Property and equipment, net	9,21		2,855,143	882,089
Intangible assets, net	10		2,025,543	1,572,714
Deferred tax assets	19		5,840,022	7,413,106
Other non-current financial assets	6,22		1,702,234	1,405,988
Other non-current assets			1,871,208	1,880,367
			26,687,368	22,618,902
Total assets		~~W~~	127,569,011	106,004,776

Liabilities
Current liabilities
Accounts payable	6	~~W~~	16,040,563	14,440,762
Deferred revenue	14		4,199,370	6,751,978
Withholdings			865,570	1,240,957
Accrued expenses			566,094	564,621
Income tax payable	19		1,210,020	1,390,798
Other current liabilities	6,21		1,034,647	159,151
			23,916,264	24,548,267
Non-current liabilities
Long-term accounts payable	6		129,150	-
Long-term deferred revenue	14		98,226	3,362,537
Other non-current liabilities	21		1,924,050	305,853
			2,151,426	3,668,390
Total liabilities		~~W~~	26,067,690	28,216,657

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2019 and 2018

(In thousands of won)	Notes		December 31, 2019	December 31, 2018

Equity
Share capital	13	~~W~~	3,474,450	3,474,450
Share premium	13		27,482,683	27,482,683
Other components of equity	13		(26,017)	(270,936)
Retained earnings	13		70,570,205	47,101,922
Total equity			101,501,321	77,788,119
Total liabilities and equity		~~W~~	127,569,011	106,004,776

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In thousands of won)	Notes		2019		2018

Revenue	14,23
Online games – subscription revenue		~~W~~	7,943,556	~~W~~	18,891,718
Online games – royalties and license fees			17,431,162		15,378,752
Mobile games			107,529,902		164,303,242
Other revenue			247,193		123,799
			133,151,813		198,697,511
Cost of revenue	15		65,242,309		123,500,203
Gross profit			67,909,504		75,197,308
Selling, general and administrative expenses	15,16		33,362,951		34,746,608
Operating profit			34,546,553		40,450,700
Non-operating income and expenses
Finance income	6,17		1,525,335		1,075,820
Finance costs	6,17		(292,233)		(79,822)
Other non-operating income	6,18		4,994,020		5,803,645
Other non-operating expenses	6,18		(5,469,545)		(12,110,993)
Profit before income tax			35,304,130		35,139,350
Income tax expense	19		11,835,847		2,462,205
Profit for the year		~~W~~	23,468,283	~~W~~	32,677,145
Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments			244,919		77,543
Total comprehensive income for the year		~~W~~	23,713,202	~~W~~	32,754,688

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In thousands of won)	Notes		Share capital	Share Premium	Other components of equity	Retained earnings	Total

Balance at January 1, 2018		~~W~~	3,474,450	27,482,683	(348,479)	14,424,777	45,033,431
Total comprehensive income for the period:
Profit for the year			-	-	-	32,677,145	32,677,145
Foreign currency translation adjustments	13		-	-	77,543	-	77,543
Transaction with owners			-	-	-	-	-
Balance at December 31, 2018		~~W~~	3,474,450	27,482,683	(270,936)	47,101,922	77,788,119

Balance at January 1, 2019		~~W~~	3,474,450	27,482,683	(270,936)	47,101,922	77,788,119
Total comprehensive income for the period:
Profit for the year			-	-	-	23,468,283	23,468,283
Foreign currency translation adjustments	13		-	-	244,919	-	244,919
Transaction with owners			-	-	-	-	-
Balance at December 31, 2019		~~W~~	3,474,450	27,482,683	(26,017)	70,570,205	101,501,321

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.

Separate Statements of Cash Flow

For the years ended December 31, 2019 and 2018

(In thousands of won)	Notes		2019		2018

Cash flows from operating activities
Profit for the year		~~W~~	23,468,283	~~W~~	32,677,145
Adjustments	20		14,952,150		6,558,769
Changes in operating assets and liabilities	20		1,133,672		(19,018,839)
Interest received			1,043,667		1,161,390
Dividend received			2,557,694		-
Interest paid			(173,763)		-
Income tax paid			(10,435,781)		(7,133,795)
Net cash provided by operating activities			32,545,922		14,244,670

Cash flows from investing activities
Decrease in short term financial instruments			-		13,000,000
Decrease in other non-current financial assets			-		3,772,670
Decrease in other current assets			-		3,333
Disposal of property and equipment	9		3,216		68,285
Disposal of intangible assets	10		-		2,434
Acquisition of subsidiaries	8		(6,777,526)		(18,261,560)
Increase in short-term financial instruments			(30,000,000)		-
Increase in other non-current financial assets			(69,487)		-
Acquisition of property and equipment	9		(153,753)		(797,791)
Acquisition of intangible assets	10		(839,132)		(450,832)
Net cash used in investing activities			(37,836,682)		(2,663,461)

Cash flows from financing activities
Payment of lease liabilities			(1,364,537)		-
Net cash used in financing activities			(1,364,537)		-

Effects of exchange rate changes on cash and cash equivalents			144,673		27,459
Net increase (decrease) in cash and cash equivalents			(6,510,624)		11,608,668
Cash and cash equivalents at beginning of the year			46,598,874		34,990,206
Cash and cash equivalents at end of the year		~~W~~	40,088,250	~~W~~	46,598,874

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

1. General Information

GRAVITY CO., LTD. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business. The Company’s headquarter is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul, Korea. On November 17, 2016, the Company has established a Gravity Taiwan Branch in Taipei City, Taiwan. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and is currently operated internationally in 93 markets. The Company also operates many other games.

On February 8, 2005, the Company listed its shares on Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.

The Company started with total paid-in capital amount of ~~W~~500,000 thousand, and as of December 31, 2019, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2019 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

2. Basis of Presentation

These separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.

These separate financial statements were authorized for issuance by the Board of Directors on March 6, 2020 which will be submitted for approval at the shareholders’ meeting to be held on March 31, 2020.

This is the first set of the Company’s annual separate financial statements in which K-IFRS No. 1116 Leases has been applied. The related changes to significant accounting policies are described in Note 3.

(1) Basis of measurement

The separate financial statements have been prepared on the historical cost basis.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

2. Basis of Presentation, Continued

(2) Use of judgments and estimates

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

(a) Deferred revenue

Revenue in connection with the game users’ payments for unused virtual currency and durable in-game items for online games are based on the estimated life cycle of game users by the Company. To estimate life cycle of games users, the Company analyzes player activities including item purchase, log-on, and others and periodically monitors for changes in estimates.

(b) Deferred tax assets

When the Company assessed the realizability of the deferred tax assets, the Company considered its performance, general economic environment, projected future taxable income, and periods available to utilize tax loss carryforwards and tax credit carryforwards. The Company periodically monitors the estimates used in assessing the realizability of the deferred tax assets. The amount of deferred tax assets may be changed if estimated future taxable income during the carryforward periods changes.

3. Changes in Accounting Policies

The Company has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2019.

(1) Enactment of K-IFRS No. 1116 Leases

The Company applied K-IFRS No.1116 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1 2019(date of initial application). Accordingly, the comparative information presented for 2018 is not restated – i.e. it is presented, as previously reported, under K-IFRS No.1017 and related interpretations. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in K-IFRS No. 1116 have not generally been applied to comparative information.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

3. Changes in Accounting Policies, Continued

(1) Enactment of K-IFRS No. 1116 Leases, Continued

(a) Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104 Determining whether an arrangement contains a lease. The Company now assesses whether a contract is or contains a lease based on the definition of a lease under K-IFRS No.1116.

On transition to K-IFRS No. 1116, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied K-IFRS No.1116 only to contracts that were previously identified as leases. Contracts that were not identified as leases under K-IFRS No.1017 and K-IFRS No. 2104 were not reassessed for whether there is a lease under K-IFRS No.1116. Therefore, the definition of a lease under K-IFRS No.1116 was applied only to contracts entered into or changed on or after January 1, 2019.

(b) As a lessee

As a lessee, the Company leases many assets including offices and vehicles. The Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company. Under K-IFRS No. 1116, the Company recognizes right-of-use assets and lease liabilities for most of these leases – i.e. these leases are on-balance sheet.

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price.

However, for leases of property, the Company has elected not to separate non-lease components and account for the lease and associated non-lease components as a single lease component.

Previously, the Company classified property leases as operating leases under K-IFRS No.1017. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. Right-of-use assets are measured at either:

•	their carrying amount as if K-IFRS No.1116 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate at the date of initial application; or
•	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

3. Changes in Accounting Policies, Continued

(1) Enactment of K-IFRS No.1116 Leases, Continued

(b) As a lessee, Continued

The Company used a number of practical expedients when applying K-IFRS No.1116 to leases previously classified as operating leases under K-IFRS No.1017. In particular, the Company:

•	did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;
•	did not recognize right-of-use assets and liabilities for leases of low value assets;
•	excluded initial direct costs from the measurement of the right-of-use asset at the initial application; and
•	used hindsight when determining the lease term.

(c) As a lessor

The company sub-leases part of its right-of-use assets. Under K-IFRS No. 1017, the head lease and sub-lease contracts were classified as operating leases. The Company assessed the classification of the sub-lease contracts with reference to the right-of-use assets rather than the underlying asset, and concluded that they are finance leases under K-IFRS No.1116.

(d) Impact on financial statements

On transition to K-IFRS No.1116, the Company recognized additional right-of-use assets and additional lease liabilities. Additionally, the impact on transition is summarized below.

(In thousands of won)		January 1, 2019
Right-of-use assets(*1)
Offices	~~W~~	2,321,368
Vehicles		28,226
Others		611,674
		2,961,268
Lease receivables(*2)
Current		131,853
Non-current		326,932
		458,785
	~~W~~	3,420,053
Lease liabilities(*3)
Current		1,286,700
Non-current		2,133,353
	~~W~~	3,420,053

(*1) Right-of-use assets are included in 'Property and equipment' in the separate statement of financial position.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

3. Changes in Accounting Policies, Continued

(1) Enactment of K-IFRS No.1116 Leases, Continued

(d) Impact on financial statements, Continued

(*2) Lease receivables are included in ‘Other current assets’ and ‘Other non-current financial assets’ in the separate statement of financial position.

(*3) Lease liabilities are included in 'Other current liabilities' and 'Other non-current liabilities' in the separate statement of financial position.

On the adoption of K-IFRS No.1116, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of K-IFRS No.1017. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s weighted average incremental borrowing rate applied to lease liabilities on January 1, 2019 is 6.54%.

(In thousands of won)		January 1, 2019
Operating lease commitments disclosed as of December 31, 2018	~~W~~	3,876,171
Discounted using the lessee’s incremental borrowing rate of at the date of initial application		(381,825)
Exemptions on low-value leases		-
Exemptions on short-term leases		(426,331)
Adjustments on evaluation of extension and termination options under K-IFRS No. 1116		352,038
Lease liability recognized as of January 1, 2019	~~W~~	3,420,053

Current lease liabilities	~~W~~	1,286,700
Non-current lease liabilities		2,133,353
	~~W~~	3,420,053

(2) Amendments to K-IFRS No. 1109 Financial Instruments

Amendments made to K-IFRS No.1109 Financial Instruments enable entities to measure certain financial assets containing prepayment features with negative compensation at amortized cost. The amendments also clarified that when a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss is recognized in profit or loss. The amendments did not have a significant impact on the separate financial statements.

(3) Amendment to K-IFRS No. 1028 Investments in Associates and Joint Ventures

The amendments clarifies that an entity applies K-IFRS No. 1109 Financial Instruments to financial instruments in an associate or joint venture to which the equity method is not applied. These include impairment of long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture for which K-IFRS No.1109 should take precedence. The amendment does not have a significant impact on the separate financial statements.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

3. Changes in Accounting Policies, Continued

(4) Enactment of K-IFRS No. 2123 Uncertainty over Income Tax Treatments

K-IFRS No. 2123 clarifies how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgment or estimate is required to be reassessed. The adoption of K-IFRS No. 2123 did not have a significant impact on the separate financial statements.

(5) Annual Improvements

(a) Amendments to K-IFRS No. 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendments did not have a significant impact on the separate financial statements.

(b) Amendment to Paragraph 57A of K-IFRS No. 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment did not have a significant impact on the separate financial statements.

(c) Amendments to K-IFRS No.1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment did not have a significant impact on the separate financial statements.

4. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements in accordance with the K-IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.

(1) Investment in subsidiaries, joint ventures, and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(2) Cash and Cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.

(3) Financial Assets

(a) Classification

At initial recognition, the Company classifies its financial assets in the following measurement categories:

•	measured at fair value through profit or loss;
•	measured at fair value through other comprehensive income; and
•	measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.

(b) Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, for financial asset not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(3) Financial Assets, Continued

(b) Measurement, Continued

(i) Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘other non-operating income or expenses’ in the year in which it arises.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(3) Financial Assets, Continued

(b) Measurement, Continued

(ii) Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operaing income and expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(c) Impairment

The Company recognizes loss allowances for expected credit losses (“ECLs”) on:

•	financial assets measured at amortized cost;
•	debt investments measured at fair value through other comprehensive income; and
•	contract assets under K-IFRS No. 1115.

The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment that includes forward-looking information.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(3) Financial Assets, Continued

(c) Impairment, Continued

The Company considers a financial asset to be in default when:

•	the debtor is unlikely to pay its obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
•	the financial asset is more than 90 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in OCI.

(d) Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(3) Financial Assets, Continued

(e) Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

(4) Property and Equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Leasehold improvements	4 years

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(5) Intangible Assets

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.

The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	1~3 years
Patents	10 years
Other intangible assets	3 years

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.

The Company entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by other companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract.

(6) Impairment of Non-financial Assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(7) Leases

The Company has applied K-IFRS No. 1116 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under K-IFRS No. 1017 and K-IFRS No.2104. The details of accounting policies under K-IFRS No.1017 and K-IFRS No. 2104 are disclosed separately.

(a) Policies applicable from January 1, 2019

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company uses the definition of a lease in K-IFRS No.1116.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rates.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(7) Leases, Continued

(a) Policies applicable from January 1, 2019, Continued

(i) As a lessee, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ and lease liabilities in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(7) Leases, Continued

(a) Policies applicable from January 1, 2019, Continued

(ii) As a lessor, Continued

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No.1115 to allocate the consideration in the contract.

The Company applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

Generally, the accounting policies applicable to the Company as a lessor in the comparative period were not different from K-IFRS 1116.

(b) Policies applicable before January 1, 2019

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

(i) As a lessor

Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(7) Leases, Continued

(b) Policies applicable before January 1, 2019, continued

(ii) As a lessee

Lease payments under an operating lease were recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit. Contingent rents were charged as expenses in the periods in which they are incurred.

Lease incentives received were recognized as liabilities and then as deduction of expense over the term of the lease unless another systematic basis is more representative of the time pattern of the user’s benefit.

(8) Financial Liabilities

(a) Classification and measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘accounts payable’, ‘other current liabilities’ and ‘other non-current liabilities’ in the separate statement of financial position.

(b) Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss

(9) Provisions and Contingent Liabilities

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(9) Provisions and Contingent Liabilities, Continued

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

(10) Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which it operates (the “functional currency”), which the financial statements in the Company and its branch (Taiwan) are presented in Korean won (KRW) and New Taiwan Dollar (NTD), respectively. The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(11) Statement of cash flows

The Company has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate during the fiscal year.

(12) Revenues from contracts with customers

The Company engages in game licensing, IP licensing and game publishing businesses.

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal course of the business. Amounts recognized as revenue are net of value added taxes, returns, rebates and discounts.

(a) Subscription revenue (Online and Mobile)

The Company recognizes online and mobile game subscription revenue on accrual basis when players make use of in-game premium features.

Mobile game users can access certain games free of charge, but may purchase virtual cash to acquire in-game premium features. The Company defer revenue recognition for the unused game points at the end of reporting period. Consumable in-game items are deferred when such in-game items are purchased by users with game points and recognized as revenue when the purchased in-game items are used in the games. In-game items with limited effective period are deferred and recognized as revenue in proportion to the number of days lapsed while durable in-game items are recognized ratably as revenues over the estimated life cycle of game users.

(b) Royalties and license fees

Revenue is recognized over time when there is reasonable expectation of ongoing activities that may have a significant effect on the customers during the duration of the contracts and the customers are exposed to the effect by the activities and there is no additional goods or services offered to the customers from the activities.

The nature of licensing promise is to provide a right to access the Company’s intellectual property as it exists throughout the license period. The Company recognizes revenue as the performance obligation satisfied over time.

The prepaid license fee revenues are recorded as deferred revenue and recognized on a straight-line method over the license period. The running royalties are recognized monthly on accrual basis as royalty payments are determined based on the conditions of contracts. The minimum guarantee (“MG”) royalties are recorded as deferred revenue and recognized on a straight-line method over the license period. If actual cumulative royalties exceed the cumulative revenue amount recognized under the straight-line method, the Company recognizes the excess amount as revenue.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(13) Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

(14) Employee Benefits

(a) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(14) Employee Benefits, Continued

(b) Defined contribution pension plan

The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Company recognizes provision for severance benefits for the employees with service period less than a year.

(15) Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these separate financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Company’s separate financial statements.

•	Amendments to References to Conceptual Framework in K-IFRS Standards.
•	Definition of a Business (Amendments to K-IFRS No.1103).
•	Definition of Materiality (Amendments to K-IFRS No.1001 and K-IFRS No.1108).

5. Cash and cash equivalents

(1) Cash and cash equivalents as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Demand deposits, etc.	~~W~~	40,088,250	46,598,874

(2) The Company does not have any restricted cash and cash equivalents as of December 31, 2019 and 2018.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

6. Financial Instruments by Category

(1) Carrying amounts of financial instruments by category as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	40,088,250	46,598,874
Short-term financial assets		39,500,000	9,500,000
Accounts receivable, net		17,977,026	24,659,595
Other receivables, net		1,162,439	469,710
Other current assets		334,415	189,539
Other non-current financial assets		1,702,234	1,405,988
	~~W~~	100,764,364	82,823,706

(In thousands of won)		December 31, 2019	December 31, 2018
Financial liabilities at amortized cost
Accounts payable	~~W~~	16,169,713	14,440,762
Other current liabilities		1,034,556	150,008
Other non-current liabilities		1,597,999	-
	~~W~~	18,802,268	14,590,770

(2) Net income (expenses) from financial instruments for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Financial assets at amortized cost
Interest income	~~W~~	1,089,618	1,075,805
Differences in foreign currency		1,281,950	148,918
	~~W~~	2,371,568	1,224,723

(In thousands of won)		2019	2018
Financial liabilities at amortized cost
Interest expense	~~W~~	(173,763)	-
Differences in foreign currency		(88,862)	108,279
	~~W~~	(262,625)	108,279

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

6. Financial Instruments by Category, Continued

(3) Fair value hierarchy

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: all inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•	Level 3: unobservable inputs for the asset or liability.

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets. These products are included in Level 1.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.

If more than one significant input variable is not based on observable market information, the item is included in Level 3.

The valuation techniques used to measure the fair value of a financial instrument include:

-  Market price or dealer price of a similar financial instrument

-  The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period

For the other financial instruments, the Company applied other valuation techniques such as discounted cash flow, etc. For the financial assets and liabilities which carrying amount are reasonable approximation of fair value, those were excluded from fair value disclosure.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

7. Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019		December 31, 2018
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Non-related party	~~W~~	8,839,697	-	9,093,546	192,625
Related party		9,156,286	1,162,439	15,587,784	358,764
Less: Loss allowance		(18,957)	-	(21,735)	(81,679)
	~~W~~	17,977,026	1,162,439	24,659,595	469,710

(2) Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019		2018
	Accounts receivables		Other receivables	Accounts receivables	Other receivables
Beginning balance	~~W~~	21,735	81,679	2,946,529	369,695
(Reversal of) Bad debt expenses		63,974	(37,520)	(2,870,546)	(285,816)
Write-off		(66,752)	(44,159)	(54,248)	(2,200)
Ending balance	~~W~~	18,957	-	21,735	81,679

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

7. Accounts and Other Receivables, Continued

(3) ECLs and credit risk exposures for accounts and other receivables as of December 31, 2019 and 2018 are as follows:

(a) Accounts receivables

(In thousands of won)	December 31, 2019
	Expected loss rate(%)		Carrying amount	Loss allowance
Less than 90 days	0.05	~~W~~	17,960,791	9,414
More than 90 days ~ Less than 180 days	2.32		18,158	421
More than 180 days ~ Less than 270 days	28.95		404	117
More than 270 days ~ Less than 1 year	30.02		10,896	3,271
More than 1 year	100.00		5,734	5,734
		~~W~~	17,995,983	18,957

(In thousands of won)	December 31, 2018
	Expected loss rate(%)		Carrying amount	Loss allowance
Less than 90 days	-	~~W~~	23,889,524	-
More than 90 days ~ Less than 180 days	-		295,723	-
More than 180 days ~ Less than 270 days	-		199,172	-
More than 270 days~ Less than 1 year	-		199,172	-
More than 1 year	22.24		97,739	21,735
		~~W~~	24,681,330	21,735

(b) Other receivables

(In thousands of won)	December 31, 2019
	Expected loss rate(%)	Carrying amount		Loss allowance
Less than 90 days	-	~~W~~	1,162,439	-

(In thousands of won)	December 31, 2018
	Expected loss rate(%)	Carrying amount		Loss allowance
Less than 90 days	-	~~W~~	469,710	-
More than 1 year	100		81,679	81,679
		~~W~~	551,389	81,679

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

7. Accounts and Other Receivable, Continued

In assessing the recoverability of accounts and other receivables, the Company considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

The Company applies simplified approach for accounts and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, accounts and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Company’s historical experience and informed credit assessment, that includes forward-looking information.

8. Investment in Subsidiaries

(1) Details of investment in subsidiaries as of December 31, 2019 and 2018 are as follows:

				Percentage of ownership (%)
Subsidiary	Location	Main business	Fiscal year end	December 31, 2019	December 31, 2018
Gravity Interactive, Inc.	USA	Online and mobile game services	December	100	100
Gravity Entertainment Corp.	Japan	Animation production, distribution and game services	December	100	100
NeoCyon, Inc.(*)	Korea	Mobile Game Development and Service	December	99.24	98.73
Gravity Communications Co., Ltd.	Taiwan	Online and mobile game services	December	100	100
PT Gravity Game Link	Indonesia	Online and mobile game services	December	70	-
Gravity Game Tech Co., Ltd.	Thailand	Online and mobile game services	December	100	-
Gravity Game Arise Co., Ltd.	Japan	Online and mobile game services	December	100	-

(*) During the year ended December 31, 2019, the Company participated in paid-in capital increase of NeoCyon, Inc. which resulted in increase of ownership interest of the Company.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

8. Investment in Subsidiaries, Continued

(2) Changes in investment in subsidiaries for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019
Subsidiary		Beginning balance	Acquisition	Impairment	Ending balance
Gravity Interactive, Inc.(*1)	~~W~~	-	-	-	-
Gravity Entertainment Corp.(*2)		379,978	-	(379,978)	-
NeoCyon, Inc.(*3)		3,403,245	1,999,995	(3,468,968)	1,934,272
Gravity Communications Co., Ltd.		5,681,415	-	-	5,681,415
PT Gravity Game Link(*4)		-	830,491	-	830,491
Gravity Game Tech Co., Ltd.(*5)		-	3,407,555	-	3,407,555
Gravity Game Arise Co., Ltd.(*6)		-	539,485	-	539,485
	~~W~~	9,464,638	6,777,526	(3,848,946)	12,393,218

(*1) Prior to 2019, the Company recognized an impairment loss at its full amount as the recoverable amount was less than its book value.

(*2) The Company recognized an impairment loss as the recoverable amount was less than its book value for the year ended December 31, 2019. In addition, as of December 31, 2019, Gravity Entertainment Corp. is in the process of liquidation.

(*3) The Company recognized an impairment loss of ~~W~~3,468,968 thousand as the recoverable amount was less than its book value for the year ended December 31, 2019.

(*4) PT Gravity Game Link was established during the year ended December 31, 2019 with 70% ownership interest held by the Company.

(*5) Gravity Game Tech Co., Ltd. was established during the year ended December 31, 2019 with 100% ownership interest held by the Company.

(*6) Gravity Game Arise Co., Ltd. was established during the year ended December 31, 2019 with 100% ownership interest held by the Company.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

8. Investment in Subsidiaries, Continued

(2) Changes in investment in subsidiaries for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In thousands of won)		2018
Subsidiary		Beginning balance	Acquisition	Impairment	Ending balance
Gravity Interactive, Inc.(*1)	~~W~~	-	10,580,150	(10,580,150)	-
Gravity Entertainment Corp.		379,978	-	-	379,978
NeoCyon, Inc.(*2)		1,403,250	1,999,995	-	3,403,245
Gravity Games Corp.(*3)		-	-	-	-
Gravity Communications Co., Ltd.(*4)		-	5,681,415	-	5,681,415
Total	~~W~~	1,783,228	18,261,560	(10,580,150)	9,464,638

(*1) The Company reduced the carrying amount of investment in Gravity Interactive, Inc. to zero as indications of impairment were present and carrying amount exceeded the recoverable amount.

(*2) Percentage of ownership increased as the Company participated in capital increase with consideration by NeoCyon, Inc. during the year ended December 31, 2018.

(*3) Excluded from the consolidation as liquidated during the year ended December 31, 2018.

(*4) Newly established during the year ended December 31, 2018 with 100% ownership interest of the Company.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

8. Investment in Subsidiaries, Continued

(3) Condensed financial information of subsidiaries as of and for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)	2019
Subsidiary		Total assets	Total liabilities	Revenue	Profit (loss) for the year
Gravity Interactive, Inc.	~~W~~	39,296,390	29,112,064	230,028,732	12,803,917
Gravity Entertainment Corp.		44,413	51,753	263,173	(443,447)
NeoCyon, Inc.		9,145,058	6,728,294	25,346,555	(982,316)
Gravity Communications Co., Ltd.		19,963,791	8,226,688	21,811,450	5,636,742
PT Gravity Game Link		960,338	201,963	744,554	(436,734)
Gravity Game Tech Co., Ltd.		4,008,149	2,624,291	2,294,773	(1,973,125)
Gravity Game Arise Co., Ltd.		1,840,615	1,343,024	771,398	(35,290)

(In thousands of won)	2018
Subsidiary		Total assets	Total liabilities	Revenue	Profit (loss) for the year
Gravity Interactive, Inc.	~~W~~	79,806,232	80,016,529	84,329,085	(2,511,020)
Gravity Entertainment Corp.		509,183	96,184	157,425	29,797
NeoCyon, Inc.		6,619,844	5,209,590	22,782,618	(2,056,820)
Gravity Communications Co., Ltd.		8,231,267	2,352,489	2,200,724	204,883
Gravity Games Corp.		-	-	11,641	4,164,622

9. Property and Equipment

(1) Details of property and equipment as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019			December 31, 2018
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Computer and other equipment	~~W~~	4,144,992	(3,724,780)	420,212	4,524,208	(3,981,176)	543,032
Furniture and fixture		495,090	(287,737)	207,353	497,137	(282,402)	214,735
Leasehold improvements		1,128,015	(1,052,718)	75,297	1,121,820	(997,498)	124,322
Right-of-use assets		3,384,302	(1,232,021)	2,152,281	-	-	-
	~~W~~	9,152,399	(6,297,256)	2,855,143	6,143,165	(5,261,076)	882,089

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

9. Property and Equipment, Continued

(2) Changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019
		Computer and other equipments	Furniture and fixture	Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	543,032	214,735	124,322	-	882,089
Recognition of right-of-use asset on initial application of K-IFRS No. 1116		-	-	-	2,961,268	2,961,268
Acquisitions		87,334	66,418	-	441,190	594,942
Depreciation		(210,154)	(73,800)	(49,655)	(1,236,468)	(1,570,077)
Disposals		-	-	-	(13,709)	(13,709)
Foreign exchange differences		-	-	630	-	630
Ending balance	~~W~~	420,212	207,353	75,297	2,152,281	2,855,143

(In thousands of won)		2018
		Computer and other equipments	Furniture and fixture	Leasehold improvements	Total
Beginning balance	~~W~~	319,038	30,222	126,767	476,027
Acquisitions		442,402	238,800	116,589	797,791
Depreciation		(187,394)	(33,508)	(115,098)	(336,000)
Disposals		(31,606)	(21,182)	(5,275)	(58,063)
Foreign exchange differences		592	403	1,339	2,334
Ending balance	~~W~~	543,032	214,735	124,322	882,089

(3) Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Cost of revenues	~~W~~	967,487	114,460
Selling, general and administrative expenses		602,590	221,540
	~~W~~	1,570,077	336,000

(4) As of December 31, 2019 and 2018, there are no property and equipment of the Company that are pledged as collateral for the Company’s debts.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

10. Intangible Assets

(1) Details of intangible assets as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019			December 31, 2018
		Acquisition cost	Accumulated depreciation(*)	Carrying amount	Acquisition cost	Accumulated depreciation(*)	Carrying amount
Software	~~W~~	10,523,420	(9,965,024)	558,396	10,078,904	(9,575,685)	503,219
Patents		669,854	(488,324)	181,530	532,832	(461,451)	71,381
Other intangible assets		4,717,784	(3,432,167)	1,285,617	3,454,522	(2,456,408)	998,114
	~~W~~	15,911,058	(13,885,515)	2,025,543	14,066,258	(12,493,544)	1,572,714

(*) Accumulated depreciation includes the amount of accumulated impairment loss.

(2) Changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	503,219	71,381	998,114	1,572,714
Acquisitions		444,516	137,022	410,120	991,658
Amortization		(389,339)	(26,873)	(71,108)	(487,320)
Impairment loss (*)		-	-	(51,509)	(51,509)
Ending balance	~~W~~	558,396	181,530	1,285,617	2,025,543

(*) The Company recognized ~~W~~51,509 thousand of impairment loss as carrying amount of other intangible assets exceeded recoverable amount as of December 31, 2019.

(In thousands of won)		2018
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	17,074	76,535	895,246	988,855
Acquisitions		877,339	15,971	976,225	1,869,535
Amortization		(388,811)	(21,125)	(250,216)	(660,152)
Disposals		(2,438)	-	-	(2,438)
Impairment loss(*)		-	-	(623,141)	(623,141)
Foreign exchange differences		55	-	-	55
Ending balance	~~W~~	503,219	71,381	998,114	1,572,714

(*) The Company recognized ~~W~~623,141 thousand of impairment loss as carrying amount of other intangible assets exceeded recoverable amount as of December 31, 2018.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

10. Intangible Assets, Continued

(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Cost of revenues	~~W~~	80,200	255,321
Selling, general and administrative expenses		407,120	404,831
Total	~~W~~	487,320	660,152

11. Employee Benefit

The expenses recognized in relation to defined contribution plan for the years ended December 31, 2019 and 2018 are ~~W~~917,923 thousand and ~~W~~770,086 thousand, respectively.

12. Commitments

The Company has entered into exclusive license agreements with foreign licensees, such as GungHo Online Entertainment, Inc. and Electronics Extreme Ltd., etc. to provide exclusive license to distribute and sell online games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.

In March 2016, the Company and Shanghai The Dream Network Technology Co., Ltd. entered existing development agreements to grant them an exclusive right to develop mobile games and web games in China based on the contents of Ragnarok Online and distribute such games in China for five years.

As of December 31, 2019, the Company has entered into contracts with Gravity Interactive, Inc. and NeoCyon, Inc. for the exclusive rights of publishing and distributing online games and for the exclusive rights of developing, publishing and distributing mobile games, respectively. The Company also has entered into contracts with Gravity Communications Co., Ltd., Gravity Game Tech Co., Ltd. and PT. Gravity Game Link for the exclusive rights of publishing and distributing online and mobile games (Note 23).

As of December 31, 2019, the Company has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current asset. Purchase obligations for future payment related to above agreements as of December 31, 2019 and 2018 are ~~W~~515,780 thousand and ~~W~~1,709,357 thousand, respectively.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

13. Share Capital and Share Premium

(1) Details of common shares as of December 31, 2019 and 2018 are as follows:

(In won and in number of shares)		December 31, 2019	December 31, 2018
Number of authorized shares		40,000,000	40,000,000
Value per share	~~W~~	500	500
Number of shares issued		6,948,900	6,948,900
Common shares	~~W~~	3,474,450,000	3,474,450,000

(2) Details of share premium as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Additional paid-in capital	~~W~~	25,357,547	25,357,547
Other capital surplus		2,125,136	2,125,136
	~~W~~	27,482,683	27,482,683

(3) Details of other components of equity as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Foreign currency translation adjustments	~~W~~	(26,017)	(270,936)

(4) Details of retained earnings as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Unappropriated retained earnings	~~W~~	70,570,205	47,101,922

(5) According to the Company's Articles of Incorporation, the Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2019.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

13. Share Capital and Share Premium, Continued

(6) Statements of appropriation of retained earnings as of December 31, 2019 and 2018 are as follows:

Date of appropriation for 2019: March 31, 2020
Date of appropriation for 2018: March 29, 2019

(In thousands of won)		December 31, 2019	December 31, 2018
Retained earnings available for appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	47,101,922	14,424,777
Profit for the year		23,468,283	32,677,145
		70,570,205	47,101,922
Appropriation of retained earnings		-	-
Unappropriated retained earnings to be carried forward	~~W~~	70,570,205	47,101,922

14. Revenue from Contracts with Customers

(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

(In thousands of won)		2019	2018
Service contract
Subscription contract	~~W~~	58,141,836	166,269,860
Licensing contract		74,762,784	32,303,853
Others		247,193	123,798
		133,151,813	198,697,511
Major geographic market
Taiwan		36,161,211	96,670,359
Korea		27,679,411	64,595,872
Japan		27,496,812	9,538,576
Others		41,814,379	27,892,704
		133,151,813	198,697,511
Timing of satisfaction of performance obligations
At a point in time		9,401	8,082
Over time		133,142,412	198,689,429
	~~W~~	133,151,813	198,697,511

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

14. Revenue from Contracts with Customers, Continued

(2) Accounts receivables, incremental costs of obtaining a contract and contract liabilities related to contracts with customers as of December 31, 2019 and December 31, 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Accounts receivable	~~W~~	17,977,026	24,659,595
Incremental costs of obtaining a contract (Prepaid expenses)		320,460	221,180
Contact liabilities(Deferred revenue)		4,297,596	10,114,516
Subscription revenue		2,894,517	3,254,122
Royalties and license fees		1,403,079	6,860,394

(3) Changes in contract liabilities for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		Contract liabilities
		2019	2018
Balance at January 1	~~W~~	10,114,516	20,476,897
Increase related to subscription revenue		15,463,579	3,254,122
Increase related to royalties and license fees		-	540,460
Decrease upon satisfaction of performance obligation – subscription revenue		(15,823,184)	(10,628,665)
Decrease upon satisfaction of performance obligation – royalties and license fees		(5,397,315)	(2,919,483)
Decrease due to termination of contracts		(60,000)	(608,815)
Balance at December 31	~~W~~	4,297,596	10,114,516

The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2019 is ~~W~~6,751,535 thousand.

(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Subscription revenue	~~W~~	2,894,517	3,254,122
Royalties and license fees		1,403,079	6,860,394
	~~W~~	4,297,596	10,114,516

The Company’s management expects to recognize 97.7% (~~W~~4,199,370 thousand) of the transaction price allocated to contracts that have not been performed as of December 31, 2019 as revenue within 12 months. The remaining 2.3% (~~W~~98,226 thousand) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

14. Revenue from contracts with customers, Continued

(5) Details of incremental costs of obtaining a contract recognized as assets as of and for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Incremental costs of obtaining a contract	~~W~~	320,460	221,180

		2019	2018
Amortization costs recognized as cost of revenue	~~W~~	221,180	2,071,368

15. Classification of expenses by nature

(In thousands of won)		2019	2018
Fees and commissions	~~W~~	62,072,405	120,801,617
Advertising expenses		9,973,687	16,545,848
Salaries		12,206,316	12,014,404
Outsourcing expenses		7,626,034	5,180,257
Rent		987,892	2,056,655
Employee benefits		1,180,771	1,134,249
Expenses related to defined contribution plan		938,120	820,488
Depreciation		1,570,077	336,000
Amortization		487,320	660,152
Bad debt(Reversal of allowance for doubtful accounts)		63,974	(2,814,155)
Other expenses		1,498,664	1,511,296
	~~W~~	98,605,260	158,246,811

Classification of expenses by nature includes selling, general and administrative expenses and cost of revenues in the separate statements of comprehensive income.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

16. Selling, general and administrative expenses

(In thousands of won)		2019		2018
Advertising expenses	~~W~~	9,973,687	~~W~~	16,545,848
Fees		3,971,736		4,766,120
Research and development		10,417,665		7,511,840
Salaries		5,553,006		5,393,115
Employee benefits		741,512		740,282
Rent		400,619		754,490
Expenses related to defined contribution plan		381,757		324,484
Depreciation		514,669		211,616
Amortization		383,181		400,772
Bad debt (Reversal of allowance for doubtful accounts)		63,974		(2,814,155)
Other expenses		961,145		912,196
	~~W~~	33,362,951	~~W~~	34,746,608

17. Finance Income and Costs

(1) Details of finance income for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Finance income
Interest income	~~W~~	1,089,618	1,075,805
Gain on foreign currency transaction		435,717	15
	~~W~~	1,525,335	1,075,820

(2) Details of finance costs for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Finance costs
Interest expense	~~W~~	173,763	-
Unrealized foreign currency loss		117,839	72,667
Loss on foreign currency transactions		631	7,155
	~~W~~	292,233	79,822

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

18. Other Non-Operating Income and Expenses

(1) Details of other non-operating income for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Unrealized foreign currency gain	~~W~~	86,980	80,541
Gain on foreign currency transactions		1,920,485	1,154,194
Gain on disposal of property and equipment		3,666	15,497
Reversal of allowance for doubtful accounts		37,520	4,233,457
Dividend income		2,557,694	-
Others		387,675	319,956
	~~W~~	4,994,020	5,803,645

(2) Details of other non-operating expenses for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Unrealized foreign currency loss	~~W~~	123,701	27,590
Loss on foreign currency transactions		1,007,922	870,139
Impairment loss on intangible assets		485,963	623,141
Loss on retirement of property and equipment		-	5,275
Impairment loss on investment in subsidiaries		3,848,946	10,580,150
Others		3,013	4,698
	~~W~~	5,469,545	12,110,993

19. Income tax expense

(1) Details of income tax expense for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Current tax on profit for the year	~~W~~	10,262,763	6,839,146
Deferred tax expense (benefit)		1,573,084	(4,376,941)
	~~W~~	11,835,847	2,462,205

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

19. Income tax expense, Continued

(2) The differences between the tax expense on the Company’s profit before tax and the amount that would arise using the statutory tax rate applicable to profits of the Company are as follows:

(In thousands of won)		2019	2018
Profit before income tax expense	~~W~~	35,304,130	35,139,350
Income tax using the statutory tax rate		8,081,600	8,041,723
Adjustments:
Expenses not deductible for tax purposes		39,450	36,420
Tax amounts paid in a foreign country		4,754,083	4,671,928
Tax deduction		(542,868)	-
Utilization of previously unrecognized tax losses		-	(3,799,856)
Utilization of previously unrecognized tax credits		-	(652,938)
Change in deferred tax due to carry-forward deficits		-	(1,950,584)
Change in deferred tax due to tax credit carry-forward		-	(4,314,883)
Others		(496,418)	430,395
		3,754,247	(5,579,518)
Income tax expense	~~W~~	11,835,847	2,462,205
Effective tax rate		34%	7%

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

19. Income tax expense, Continued

(3) Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019			2018
		Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
Property and equipment	~~W~~	24,585	10,838	35,423	-	24,585	24,585
Intangible assets		238,471	(17,365)	221,106	-	238,471	238,471
Accounts Payable		531,182	(104,255)	426,927	-	531,182	531,182
Deferred revenue		59,814	(52,617)	7,197	179,929	(120,115)	59,814
Allowance for doubtful accounts		264,484	-	264,484	-	264,484	264,484
Asset retirement obligation		46,264	-	46,264	39,205	7,059	46,264
Investment in subsidiaries		-	389,453	389,453	2,747,475	(2,747,475)	-
Tax paid in foreign countries		(3,835)	3,481	(354)	-	(3,835)	(3,835)
Others		(13,326)	91,606	78,280	(70,606)	57,280	(13,326)
Sub-total(Ⅰ)	~~W~~	1,147,639	321,141	1,468,780	2,896,003	(1,748,364)	1,147,639
Deferred tax due to carry-forward deficits(Ⅱ)		1,950,584	(1,950,584)	-	107,567	1,843,017	1,950,584
Deferred tax due to tax credit carry-forward(Ⅲ)		4,314,883	56,359	4,371,242	32,595	4,282,288	4,314,883
Deferred tax assets (Ⅰ+Ⅱ+Ⅲ) (*)	~~W~~	7,413,106	(1,573,084)	5,840,022	3,036,165	4,376,941	7,413,106

(*) The future realizability of deferred tax assets is assessed by taking into consideration various factors such as the Company's performance, the overall economic environment and industry outlook, expected future earnings, and deductible period of tax credit carry-forward. As of December 31, 2019, the Company has recognized deferred tax assets related to temporary differences, carry-forward deficits and tax credit carry-forward, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate for future taxable income changes.

(4) As of December 31, 2019, the Company did not recognize deferred tax assets for deductible temporary differences associated with investments in subsidiaries of ~~W~~23,495,101 thousand because it is not probable that the temporary difference will reverse in the foreseeable future.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

20. Cash flow information

(1) Cash generated from operations for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Adjustments for:
Depreciation	~~W~~	1,570,077	336,000
Amortization		487,320	660,152
Bad debt (reversal of allowance for doubtful accounts)		63,974	(2,814,155)
Impairment loss on investment in subsidiaries		3,848,946	10,580,150
Interest expense		173,763	-
Unrealized foreign currency loss		241,540	100,257
Loss on retirement of property and plant		-	5,275
Impairment loss on intangible asset		485,963	623,141
Retirement benefit expenses		20,198	11,044
Income tax expense		11,835,847	2,462,205
Unrealized foreign currency gain		(86,980)	(80,541)
Gain on disposal of property and plant		(3,666)	(15,497)
Interest income		(1,089,618)	(1,075,805)
Dividend income		(2,557,694)	-
Reversal of allowance for doubtful accounts - others		(37,520)	(4,233,457)
	~~W~~	14,952,150	6,558,769

(2) Changes in assets and liabilities arising from operating activities for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Accounts receivable	~~W~~	6,496,776	17,078,691
Other receivable		(652,831)	412,364
Lease receivable		131,851	-
Prepaid expenses		1,242,390	2,168,456
Other current assets		(270,300)	393,224
Other non-current assets		(1,370,803)	(901,789)
Accounts payable		1,781,894	(27,909,531)
Deferred revenue		(5,842,332)	(10,344,989)
Withholdings		(375,396)	(108,012)
Accrued expenses		1,474	220,931
Other current liabilities		(9,051)	(10,792)
Long-term deferred revenue		-	(17,392)
	~~W~~	1,133,672	(19,018,839)

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

20. Cash flow information, Continued

(3) Significant non-cash transactions for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Reclassification of advance payment to intangible assets	~~W~~	119,935	-
Acquisition of right-of-use assets		441,190	-
Increase in accounts payable relating to the acquisition of software		32,590	225,710

(4) Changes in liabilities arising from financing activities for the year ended December 31, 2019, are as follows:

(In thousands of won)		Lease liabilities
Beginning of the year	~~W~~	-
Adjustment due to adoption of K-IFRS No. 1116		3,420,053
Beginning balance after adjustment		3,420,053
Cash flows from financing activities – Repayment of lease liabilities		(1,364,537)
Cash flows from operating activities – Interest paid		(173,763)
Non-cash transactions:
Acquisitions – leases		441,190
Interest expense		173,763
Early termination of leases		(14,159)
Ending of the year	~~W~~	2,482,547

21. Leases

The Company leases offices, vehicles and others. The leases typically run for a period of 1 ~5 years with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets are not be provided as collateral for borrowings.

The Company has a sublease for a portion of the existing lease contract. The head lease and its sub-lease terminates in 2022.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

21. Leases, Continued

(1) As a lessee

(a) Details of right-of-use assets and lease liabilities recognized in the separate statement of financial position as of December 31, 2019 are as follows:

(In thousands of won)		December 31, 2019
Right-of-use assets(*1)
Offices	~~W~~	1,851,301
Vehicles		253,928
Others		47,052
	~~W~~	2,152,281
Lease liabilities(*2)
Current		884,548
Non-current		1,597,999
	~~W~~	2,482,547

(*1) Right-of-use assets are included in the 'Property and equipment' in the separate statement of financial position.

(*2) Lease liabilities are included in the 'Other current liabilities' and 'Other non-current liabilities' in the separate statement of financial position.

(b) Changes in right-of-use assets for the year ended December 31, 2019 are as follows:

(In thousands of won)		2019
		Offices	Vehicles	Others	Total
Balance as of January 1, 2019	~~W~~	2,321,368	28,226	611,674	2,961,268
Depreciation		(591,940)	(79,906)	(564,622)	(1,236,468)
Acquisitions		121,873	319,317	-	441,190
Disposals		-	(13,709)	-	(13,709)
Balance as of December 31, 2019	~~W~~	1,851,301	253,928	47,052	2,152,281

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

21. Leases, Continued

(1) As a lessee, Continued

(c) Details of amounts recognized in the separate statement of profit or loss for the year ended December 31, 2019 are as follows:

(In thousands of won)		2019
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	173,763
Revenue from sub-lease of right-of-use asset		23,519
Expense relating to short-term leases		119,412
Expense relating to leases of low-value assets excluding short-term leases		577

(d) Details of amounts recognized in the separate statement of cash flows for the year ended December 31, 2019 are as follows:

(In thousands of won)		2019
Total cash outflows of leases	~~W~~	1,658,289

(2) As a lessor

The Company has a sub-leased part of its right-of-use assets. The Company recognized interest income related to the lease receivable amounting to ~~W~~23,519 thousand for the year ended December 31, 2019.

The aging analysis with the amounts expressed in undiscounted lease receivables after the reporting date are as follows. The Company does not have any sublease as finance lease in accordance with K-IFRS No. 1017.

(In thousands of won)
	Less than 1 Year	1 to 2 Years	2 to 5 Years	Contractual cash flow	Unrealized financial income	Net investment in the lease
~~W~~	120,007	120,007	120,006	360,020	33,088	326,932

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

22. Financial Risk Management

The Company’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Company’s risk management program focuses on minimizing any adverse effects on its financial performance. The Company operates financial risk management policies and programs that closely monitor and respond to each risk factor.

(1) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so the Company can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Total liabilities	~~W~~	26,067,690	28,216,657
Total equity		101,501,321	77,788,119
Debt ratio		26%	36%

(2) Market Risk

(a) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar and etc. The Company’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2019 and 2018 are as follows:

(In thousands of won)	December 31, 2019
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	11,396,740	6,674,807	~~W~~	13,198,736	7,728,092
JPY	524,699,713	388,469,775		5,581,212	4,131,260
EUR	338,598	1,000		439,307	1,297
IDR	12,955,000	17,023,944		1,077	1,415
THB	28,510	7,379		1,102	285
TWD	29,236,669	5,567,672		1,125,027	214,244
VND	9,270,000	3,243,600		464	162
GBP	-	5,625		-	8,543
			~~W~~	20,346,925	12,085,298

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

22. Financial Risk Management, Continued

(2) Market Risk, Continued

(a) Foreign exchange risk, Continued

(In thousands of won)	December 31, 2018
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	22,022,340	7,468,609	~~W~~	24,624,065	8,351,245
JPY	82,108,730	14,110,499		831,996	142,965
EUR	359,769	-		460,202	-
IDR	172,789,131	3,098,944		13,270	238
THB	34,633	173,389		1,190	5,956
TWD	36,311,172	6,597,223		1,328,263	241,326
VND	9,270,000	3,243,600		447	156
HKD	2,731	-		390	-
			~~W~~	27,259,823	8,741,886

The Company measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before tax for the years ended of December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019		2018
		Increased by 10%	Decreased by 10%	Increased by 10%	Decreased by 10%
USD	~~W~~	547,064	(547,064)	1,627,282	(1,627,282)
JPY		144,995	(144,995)	68,903	(68,903)
Others		134,103	(134,103)	155,608	(155,608)
	~~W~~	826,162	(826,162)	1,851,793	(1,851,793)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.

(b) Interest rate risk

There are no borrowings under variable interest rate conditions as of December 31, 2019 and 2018.

(c) Price risk

There are no assets and liabilities exposed to price risk as of December 31, 2019 and 2018.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

22. Financial Risk Management, Continued

(3) Credit Risk

Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Company regularly evaluate the creditworthiness of customers based on their financial condition, past experiences and other factors.

The carrying amounts of financial assets represent their maximum exposure to credit risk. The maximum exposure to credit risk of the Company as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Cash and cash equivalents	~~W~~	40,088,250	46,598,874
Short-term financial instruments		39,500,000	9,500,000
Accounts receivables, net		17,977,026	24,659,595
Other receivables, net		1,162,439	469,710
Other current assets		334,415	189,539
Oher non-current assets		1,702,234	1,405,988
	~~W~~	100,764,364	82,823,706

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivable are mainly due from payment processing companies and platform service providers, which the Company believes have low levels of credit risk.

(4) Liquidity Risk

Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Company by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(In thousands of won)	December 31, 2019
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	Total
Accounts payable	~~W~~	16,169,713	15,431,913	608,650	129,150	-	16,169,713
Other liabilities (*)		2,632,555	294,934	873,269	920,715	776,403	2,865,321
	~~W~~	18,802,268	15,726,847	1,481,919	1,049,865	776,403	19,035,034

(*) Other liabilities as of December 31, 2019 consist of lease deposits received and lease liabilities

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

22. Financial Risk Management, Continued

(4) Liquidity Risk, Continued

(In thousands of won)	December 31, 2018
		Carrying value	Less than 3 months	3 months to 1 year	More than 1 year	Total
Accounts payable	~~W~~	14,440,762	12,915,953	1,524,809	-	14,440,762
Other current liabilities		150,008	150,008	-	-	150,008
	~~W~~	14,590,770	13,065,961	1,524,809	-	14,590,770

The cash flows above are not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

23. Related Party Transactions

(1) Related parties of the Company includes entities and individuals capable of exercising control or significant influence over the Company and its subsidiaries. Related parties include GungHo Online Entertainment, Inc. (the controlling shareholder with 59.31% common shares), its subsidiaries, members of board of directors, executives with strategic responsibilities and their immediate families.

Ownership interests in subsidiaries as of December 31, 2019 and 2018 are as follows;

Name of entity	Percentage of ownership (%)
	December 31, 2019	December 31, 2018
Gravity Interactive, Inc.	100.00	100.00
Gravity Entertainment Corp.	100.00	100.00
NeoCyon, Inc.	99.24	98.73
Gravity Communications Co., Ltd.	100.00	100.00
PT Gravity Game Link	70.00	-
Gravity Game Tech Co., Ltd.	100.00	-
Gravity Game Arise Co., Ltd.	100.00	-

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

23. Related Party Transactions, Continued

(2) Account balances with related parties

Balances of receivables and payables with related parties as of December 31, 2019 and 2018 are as follows:

(In thousands of won)			December 31, 2019		December 31, 2018
Related party	Name of entity		Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	~~W~~	2,553,022	73,678	831,478	2,981
Subsidiaries	Gravity Interactive, Inc.		4,804,814	365	14,911,497	215,381
	Gravity Entertainment Corp.		8,325	-	-	139,984
	NeoCyon, Inc.		1,166,940	850,412	851,615	660,630
	Gravity Communications Co., Ltd.		1,547,814	2,120,357	590,891	13,396
	PT. Gravity Game Link		22,504	215,884	-	-
	Gravity Game Tech Co., Ltd.		451,879	360	-	-
	Gravity Game Arise Co., Ltd.		889,785	228,929	-	-
		~~W~~	11,445,083	3,489,985	17,185,481	1,032,372

(3) Transactions with related parties

The details of transactions with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)			2019		2018
Related party	Name of entity		Revenues	Purchases	Revenues	Purchases
Parent company	GungHo Online Entertainment, Inc.	~~W~~	26,477,425	56,899	9,538,157	-
Subsidiaries	Gravity Interactive, Inc. (*1)		38,508,020	2,791	15,068,304	2,937
	Gravity Entertainment Corp.		-	251,102	-	158,025
	NeoCyon, Inc.		517,314	7,018,159	74,931	5,392,633
	Gravity Games Corp.		-	-	255	2,635
	Gravity Communications Co., Ltd. (*2)		5,570,889	2,245,589	741,076	13,845
	PT. Gravity Game Link		156,995	34,853	-	-
	Gravity Game Tech Co., Ltd.		-	360	-	-
	Gravity Game Arise Co., Ltd.		-	797,955	-	-
		~~W~~	71,230,643	10,407,708	25,422,723	5,570,075

(*1) Revenues in 2019 include ~~W~~2,368,200 thousand of dividend income received from Gravity Interactive, Inc.

(*2) Revenues in 2019 include ~~W~~189,494 thousand of dividend income received from Gravity Communications Co., Ltd.

GRAVITY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

23. Related Party Transactions, Continued

(4) Other transactions with related parties

Other transactions with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)			2019			2018
Related party	Name of entity		Loans	Collection	Contribution	Loans	Collection	Contribution
Subsidiaries	Gravity Interactive, Inc.	~~W~~	-	-	-	-	3,772,670	10,580,150
	Gravity Communications Co., Ltd.		-	-	-	-	-	5,681,415
	NeoCyon, Inc.		-	-	1,999,995	-	-	1,999,995
	PT. Gravity Game Link		-	-	830,491	-	-	-
	Gravity Game Tech Co., Ltd.		-	-	3,407,555	-	-	-
	Gravity Game Arise Co., Ltd.		-	-	539,485	-	-	-

(5) Key management personnel compensation

The compensation given to key management personnel (registered directors) for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Salaries	~~W~~	816,224	640,059

Independent Auditors’ Review Report on Internal Accounting Control System

(English translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Gravity Co., Ltd.

We have reviewed the accompanying report on the Operation of Internal Accounting Control System (“IACS”) of Gravity Co., Ltd. (the “Company”) as of December 31, 2019. The Company's management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management's assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment of the operation of the IACS as of December 31, 2019, Chief Executive Officer and ICFR officer believe that the Company’s IACS has material weaknesses as of December 31, 2019, based on the Best Practice Guideline”.

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Report on the Operation of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion. However, as the Company is a privately-held large enterprise, the design and operations and assessment of its IACS are limited compared with those of publicly-held large enterprises, under Chapter 5 “Application for Small and Medium Sized Enterprises” of IACS Standards. As such, we performed our review in accordance with Chapter 14 “Review Standards for Small and Medium Sized Enterprises.”

A company's IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. The following material weaknesses have been included in the management’s report referred to above.

1.

Material Weakness related to ITGC: The Company did not design and operate sufficient and appropriate access control procedures for the OS/DB super user account within the game systems for its main games. This deficiency represents a material weakness in the access control procedure, as unauthorized access to the game systems using the shared authentication key for the super-user account is not being prevented or detected.

2.

Material Weakness related to Risk Assessment: The Company did not sufficiently consider the risk factors that may affect financial reporting, such as sharing of super user authority in cloud environment, in designing and operating control procedures during the current year. This deficiency represents a material weakness related to the risk assessment procedures on the entity level.

3.

Material Weakness related to Control Environment: The Company determined that its effort to maintain experienced and knowledgeable personnel and conduct the expanded training programs were not sufficient to address the material weaknesses newly and previously identified. This deficiency represents a material weakness of the control environment on the entity level.

Based on the results of our review on the Report on the Operation of Internal Accounting Control System as of December 31, 2019, nothing has come to our attention that there is other material weakness except for the material weaknesses included in the Report on the Operation of Internal Accounting Control System.

This report applies to the Company’s IACS in existence as of December 31, 2019. We did not review the Company’s IACS subsequent to December 31, 2019. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

March 24, 2020

Report on the Operation of Internal Accounting Control System

(English Translation of a Report Originally Issued in Korean)

To Shareholders, the Board of Directors, and the Audit Committee,

The CEO and the Internal Control over Financial Reporting (“ICFR”) Officer of Gravity (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR for the year ending December 31, 2019.

The Company’s management, including the CEO and ICFR officer, is responsible for designing and operating an ICFR.

The CEO and ICFR Officer assessed the design and operational effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable financial statements.

The CEO and ICFR Officer used the Chapter 5 (Application to Small-and-Medium sized Companies) of the Best Practice Guideline to evaluate the effectiveness of the ICFR design and operation.

Based on our assessment, the following material weaknesses in the Company’s ICFR, in all material respects, were noted based on the Chapter 5 of the Practice Guideline.

<Description of material weaknesses>

1.

Material Weakness related to ITGC: The Company did not design and operate sufficient and appropriate access control procedures for the OS/DB super user account within the game systems for its main games. This deficiency represents a material weakness in the access control procedure, as unauthorized access to the game systems using the shared authentication key for the super-user account is not being prevented or detected.

2.

Material Weakness related to risk assessment: The Company did not sufficiently consider the risk factors that may affect financial reporting, such as sharing of super user authority in cloud environment, in designing and operating control procedures during the current year. This deficiency represents a material weakness related to the risk assessment procedures on the entity level.

3.

Material Weakness related to Control Environment: The Company determined that its effort to maintain experienced and knowledgeable personnel and conduct the expanded training programs were not sufficient to address the newly and previously identified material weaknesses. This deficiency represents a material weakness of the control activities on the entity level.

<Remediation plans for material weaknesses>

1. We plan to design and operate control activities to strengthen authentication by using “two-step verification” when super user access to game server’s OS/DB.

2. To maintain knowledgeable personnel and improve the risk assessment process related to financial reporting, we plan to conduct expanded training programs to the personnel in charge of internal control over financial reporting of the Company.

The CEO and ICFR Officer have confirmed that this report does not contain any untrue statement or omit to state a material fact necessary to make the statements made. Also the CEO and ICFR Officer have confirmed the report does not include any statements that may lead to material misunderstanding and have carefully reviewed the statements of the report.

<Annex>

Results of the management’s remediation plan for material weaknesses identified in preceding year.

1. Material Weakness related to ITGC: The Company implemented the ongoing monitoring control on the appropriateness of data interface between databases in order to make relevant accounts related to mobile revenue recorded appropriately and completely. However, it is determined to be not remediated as control activities on reviewing the configuration changes of the monitoring tool were not operated in a timely manner.

2. Material Weakness related to Revenue recognition of Mobile game: The material weakness related to the review of cut-off, and the review of logic in calculating deferred revenue are assessed to be remediated as the Company designed and operated periodic reconciliation control of external PG data with game operation data and upper managers’ review control on the appropriateness of cut-off and the logic in calculating deferred revenue. However, the Company determined the material weakness related to revenue recognition of mobile game is not remediated as the Company is not confident of the data completeness as part of data could not be reconciled during its periodic reconciliation.

3. Material Weakness related to Control Environment: Though the Company hired additional experienced knowledgeable personnel and conducted expanded training programs, the Company determined the material weakness related to control environment is not remediated as the Company determined that its effort to maintain experienced and knowledgeable personnel and conduct the expanded training programs are not enough to address the newly and previously identified material weaknesses.

March 6, 2020

Chief Executive Officer    Park Hyun Chul

ICFR Officer   Kim Heung Gon